Exhibit 4.20

Execution Copy

THE GEMINI SUEZMAX POOL

POOL AGREEMENT

INDEX
1.	DEFINITIONS AND INTERPRETATIONS	4

2.	SCOPE OF ACTIVITIES AND COMMENCEMENT	6

3.	POOL VESSELS	7

4.	TERMS OF ENTRY	8

5.	OWNERS AND QUALIFYING CHARTERS	8

6.	FIRST ON HIRE AND VESSELS CHARTERED BY PARTICIPANTS	9

7.	NOTIFICATION OF NEW POOL VESSELS	9

8.	INSURANCE	10

9.	ADDITIONAL POLLUTION LIABILITY INSURANCE	11

10.	TECHNICAL MANAGEMENT	11

11.	AGENCY	11

12.	COMMERCIAL MANAGEMENT	11

13.	INDEMNITY, LIABILITY AND SECURITY	13

14.	CALCULATION OF POOL NET REVENUE, GROSS POOL REVENUE AND POOL EXPENSES	13

15.	HIRE/WORKING CAPITAL	15

16.	ON AND OFF HIRE AND VETTING	16

17.	FINANCIAL STATEMENTS/ACCOUNTS, AUDIT AND REIMBURSEMENT OF POOL EXPENSES	18

18.	CASH MANAGEMENT	18

19.	PARTICIPANTS' MEETINGS	19

20.	NEW PARTICIPANTS AND NEW POOL VESSELS	19

21.	WITHDRAWAL	20

22.	WINDING UP OF THE POOL	21

23.	DEFAULT	22

24.	RIGHTS ON TERMINATION AND WITHDRAWAL	23

25.	FORCE MAJEURE CLAUSE	23

26.	COMPETITION	23

27.	CONFIDENTIALITY	23

28.	ASSIGNMENT	23

29.	NOTICE	23

30.	ARBITRATION	25

31.	NO PARTNERSHIP	25

32.	GOVERNING LAW	25

THE SCHEDULES

SCHEDULE A: PARTICIPANTS AND INITIAL VESSELS

SCHEDULE B: PARTICIPATING CHARTER

SCHEDULE C: DISTRIBUTION KEY/POOL POINTS

SCHEDULE D: ACCESSION AGREEMENT

AMENDED & RESTATED

POOL AGREEMENT

re

the Gemini Tankers Suezmax Pool

This amended and restated pool agreement (the "Pool Agreement") was originally entered into and became effective as of the 1st day of December 2003 between the participants named therein (the "Original Pool Agreement") and is, on this   1st   day of January 2009, amended and restated by and between:

1.	GEMINI TANKERS LLC, a limited liability company organized and existing under the laws of the Marshall Islands (the "Pool Manager"), which is a wholly owned subsidiary of Teekay Corporation;

2.	TEEKAY CHARTERING LTD., KOENIG & Cie. GMBH & CO and HYUNDAI MERCHANT MARINE (EUROPE) LTD.;

and

3.	FRONTLINE CHARTERING SERVICES, INC. ("FCS")

(hereinafter collectively referred to as the "Parties" and, individually, as a "Party")

WHEREAS:

(A)
The Pool Manager together with the other participants to the Original Pool Agreement established a pool of modern, double hulled tankers of the Suezmax type ("Suezmax Vessels") on the terms of the Original Pool Agreement.

(B)
Immediately prior to the entering into of this Agreement, the participants in the Pool (as defined below) under the Original Pool Agreement were Teekay Chartering Ltd., Koenig & Cie. GMBH & Co. and Hyundai Merchant Marine (Europe) Ltd. (hereinafter referred to as the “Original Participants”).

(C)
The Suezmax Vessels allowed to participate in the Pool (as defined below) as of the date hereof are those that are of more than 140,000 DWT, have marine diesel engines and are constructed with centerline bulkheads ("Qualifying Vessels").

(D)	The Pool is commercially operated by the Pool Manager which employs the vessels in the Pool under COAs (as defined below) and Transportation Contracts (as defined below).

(E)	FCS has decided to join the Pool with its fleet of Suezmax Vessels.

(F)
The Participants  are, as of the date hereof, owners of or have effective operational control of the Suezmax Vessels listed under their respective names in Schedule A hereto and have agreed to participate in the Pool  on the terms and conditions as set out herein below.

NOW THEREFORE IT HAS BEEN AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

"Accession Agreement" has the meaning ascribed to it in Clause 20.

"Affiliate" means any company or other entity directly or indirectly under the Control of or under common Control with any Participant.

"COA" means a contract with a particular charterer or shipper for a number of voyages, with each single voyage or contract of carriage being performed by a Pool Vessel after nomination by the Pool Manager thereof to perform such lifting.

"COFR" means a Certificate of Financial Responsibility.

"Commencement Date" means, in relation to the Original Participants, the date each of them became a member of the Pool and 1st January 2009 in relation to FCS.

"Control" means the ability of one entity in relation to another (by direct or indirect means) (i) to control the casting of fifty percent (50%) or more of the votes exercisable at an annual general meeting (or its equivalent) of the entity (or, if there are no such rights ownership of fifty percent (50%) or more of the equity share capital of such entity); or (ii) to determine the composition of a majority of the board of directors (or the equivalent of such entity) or (iii) to ensure that the affairs of that entity are conducted substantially in accordance with its wishes. The expression "entity" includes any company, body corporate, foundation, trust, stiftung or partnership, whether or not having legal personality.

"Controlled Vessel" means a Qualifying Vessel which is in the ownership of (and has not been time or bareboat chartered out for a term of more than one year) or is on time or bareboat charter to a Participant or its Affiliate.

"Distribution" means the entitlement of the Participants to share in the Pool Net Revenue.

"Distribution Key" is the method for division of the Pool Net Revenue as described in Clause 15.1 and Schedule D and as determined from time to time under Clauses 15.2 and 15.3.

"Financial Statements" means a balance sheet, an income statement and a statement of sources and uses of funds of the Pool, all to be provided on an accrual basis in respect of each calendar month, each calendar quarter and each calendar year.

"First On Hire" is defined in Clause 6.1 below.

"Hire" means the payments made to a Participant in respect of a Pool Vessel.

"Initial Vessel" or “Initial Vessels” has the meaning ascribed to it in Clause 3.1.
"New Vessel" or “New Vessels” has the meaning ascribed to it in Clause 3.1.

"Off Hire" has the meaning ascribed to it in Clause 16.2.

"On Hire" has the meaning ascribed to it in Clause 16.1.

"Owner / Owners" is / are the disponent owner / owners of a Pool Vessel.

"Participants" means the Original Participants and FCS, the particulars of which are set out in Schedule A and "Participant" shall mean any one of them.

"Participating Charter" is the Shell-time 4 charter party terms, as amended in the form of Schedule B attached.

"Pool" is the pooling of time charter hire, voyage receipts earned by and expenses incurred by the Pool Vessels to be distributed to the Participants as Hire in accordance with this Agreement.

"Pool Accounts" means the accounting records in relation to Pool Gross Revenue, Pool Expenses, Pool Net Revenue and Financial Statements in respect of all Pool Vessels for the period reviewed, including all payments of Hire and/or Distributions.

"Pool Expenses" has the meaning ascribed to it in Clause 14.1.2.

"Pool Gross Revenue" is the earnings of the Pool Vessels as defined in Clause 14.1.1.

"Pool Manager's Account" means any bank account opened by the Pool Manager and designated as a bank account in the name of the Pool Manager for the receipt of Working Capital, the payment of Pool Expenses and the receipt of Pool Gross Revenue.

"Pool Net Revenue" is Pool Gross Revenue less Pool Expenses as more particularly described in Clause 14.

"Pool Vessel" is a Qualifying Vessel having entered service under this Agreement.

"Pool Year" shall be each calendar year during the term of this Agreement.

"Qualifying Charter" has the meaning ascribed to it in Clause 5.2.

"Qualifying Vessel" has the meaning ascribed to it in paragraph C of the preamble, but shall exclude all Suezmax size shuttle tankers owned or controlled by Teekay Corporation that are primarily engaged in the shuttle tanker trade.

"Required Vessel" means any vessel which is required to be entered in the Pool under Clause 3.1.

"Responsible Participant" means in relation to each Pool Vessel, the Participant responsible for entering the same in the Pool.

"Subcontractor" means a subcontractor appointed under Clause 12.3.

"Substitute Vessel" is a Qualifying Vessel provided to the Pool Manager in place of a Pool Vessel, which shall be acceptable to the Pool Manager (such approval not to be unreasonably withheld), and which shall then become a Pool Vessel.

"Suezmax Vessels" has the meaning ascribed to it in paragraph A of the preamble.

"Transportation Contracts" means any time or voyage charter party, single voyage or other contract or arrangement other than a COA under which the Pool Vessels are chartered out.

"Working Capital" has the meaning ascribed to it in Clause 18.1.

2.	SCOPE OF ACTIVITIES AND COMMENCEMENT

2.1.
The purpose of this Agreement is to establish a common marketing and commercial operation and employment of the Pool Vessels for the purpose providing better services and more flexible transportation arrangements to customers worldwide requiring the services of Suezmax tankers and for the purpose of maximizing their earnings and minimizing the related expenses through improved scheduling and bulk buying of goods and services related to voyage expenses, all for the benefit of a flexible and efficient operation of the Pool Vessels.

2.2.
The Participants are aware of the 25 September 2006 decision of the Competitiveness Council empowering the European Commission to apply EC Treaty competition rules to cabotage and tramp shipping by extending the scope of the competition implementing rules (Regulation 1/2003).

The Participants have assessed the expected impact of this Agreement to the market for the employment of the Pool Vessels, and are of the opinion that this Agreement will not be in violation of the EC Treaty competition rules or other applicable competition rules, taking into consideration the additional flexibility and efficiencies the pool cooperation will bring, the number of Pool Vessels controlled by the Participants relative to the total number of Suezmax Vessels in the market and the ability of the Participants to take the Pool Vessels out of the Pool and to compete with the Pool.

2.3.
The Participants have reviewed the European Commission’s final guidelines (the “Guidelines”) published July 2, 2008 on the application of competition rules to maritime transport and do not consider that the Pool violates these. If the Participants otherwise become aware that this Agreement potentially violates the Guidelines or other applicable competition rules, the Participants will immediately, in good faith, meet to negotiate such amendments to this Agreement as are deemed necessary to bring this Agreement in full compliance with the applicable competition rules, or, alternatively, forthwith terminate this Agreement in accordance with Article 22.

2.4.	The Pool shall take effect on the restated and amended terms set forth herein as of the date all of the Participants have executed this Agreement.

3.	POOL VESSELS

3.1.	Each Participant shall procure that the following vessels shall be entered in the Pool:

	3.1.1.	the Controlled Vessels listed against its name on Schedule A (the "Initial Vessels"); and

	3.1.2.	any Qualifying Vessel which, at any future time, becomes a Controlled Vessel (the "New Vessels").

3.2.	The Pool Manager agrees to accept all Required Vessels into the Pool.

3.3.	The Pool Manager may, at any time after the Commencement Date, fix any Required Vessel for operation after the date the Required Vessel becomes a Pool Vessel.

3.4.
Following the Commencement Date, a Required Vessel shall become a Pool Vessel upon dropping its last outward sea pilot free of cargo and slops with approximately 3000 metric tons of bunkers on board, or when the Required Vessel is within 20 days steaming (at 15 kts) from the load port in the natural load port area for a new cargo or the load port in the natural load port area for a new cargo or the load port nominated by the Pool Manager for its first voyage as a Pool Vessel, whichever is the nearest.

Each New Vessel shall enter the Pool with a value of approx. 3000 mt of bunkers. Any difference from this standard and the actual value of bunkers on board on its delivery, to the Pool shall be added to or subtraded from the Working Capital, cfr. Clause 15.6, save that should the New Vessel have less than approx. 2,000 mts of bunkers on board, the Pool Manager has the right to refuse to enter the Vessel into the Pool until such time as bunker quantities are within the provisions of this clause.

3.5.	Each Participant shall, in relation to each Pool Vessel of which it is the Responsible Participant:

3.5.1.
maintain the Pool Vessel in a seaworthy condition and to the technical and operational standards set forth in the Participating Charter, the OCIMF and HVPQ, obtain and maintain all required ISM Certificates and keep the Pool Vessel classed with a classification society that is a member of IACS; and

3.5.2.
obtain and maintain the minimum number of vettings at the intervals stated in the Participating Charter throughout the period it is a Pool Vessel. The Pool Manager shall advise Participants which vetting approvals are necessary. The responsibility for obtaining and maintaining the vetting shall be that of the Participant.

4.	TERMS OF ENTRY

4.1.	Each Pool Vessel shall be entered in the Pool on the terms of:

4.1.1.
the Participating Charter, subject to such reasonable modifications in relation to trading range, etc as the Responsible Participant proposes and the Pool Manager accepts before the Vessel becomes a Pool Vessel (such acceptance not to be unreasonably withheld), and

	4.1.2.	an OCIMF HVPQ and required vetting approvals (cfr. Clause 3.5.2) applicable to the Pool Vessel;

but such documents shall not constitute a charter between the Responsible Participant and the Pool Manager. The OCIMF HVPQ shall be initialled by the Responsible Participant for each Initial Vessel before the Commencement Date.

4.2.
Each Participant shall, in relation to all Pool Vessels for which it is the Responsible Participant, perform or cause to be performed, the obligations of the Owner under the documents referred to in Clause 4.1.

4.3.
If a Participant or an Affiliate of a Participant acquires a Suezmax Vessel built without a centreline bulkhead, such Participant will, upon receipt of the consent of the Pool Manager, contract with the Pool Manager for the commercial management of such Suezmax Vessel, with earnings flowing directly back to the Participant, but such Suezmax Vessel shall not be entered in the Pool.

5.	OWNERS AND QUALIFYING CHARTERS

5.1.
A Pool Vessel must at all times be owned by or bareboat- or time chartered to a Participant or an Affiliate of a Participant. The Participant's control over a Pool Vessel shall be such that the Participant is in a position to comply with its obligations under this Agreement and the Participating Charter in relation to such Controlled Vessel. For each Initial Vessel and New Pool Vessel (when the same is notified under Clause 7.1), the Participant shall be required to demonstrate to the Pool Manager that this condition is satisfied and, in the event a Controlled Vessel is chartered-in, the date that the relevant charter shall expire.

5.2.
The terms of any charterparty to which an Initial Vessel is subject, or a charterparty, the entry into which would result in a vessel becoming a Required Vessel (a "Qualifying Charter"), shall be provided to the Pool Manager. A Participant needs not disclose any terms of a Qualifying Charter which are commercially sensitive and which are not inconsistent with the terms of this Agreement or the Participating Charter, do not materially restrict the commercial employment of the Required Vessel in the Pool and which are not necessary to be known by the Pool Manager in order to enable it to observe the terms of the Qualifying Charter, to the extent relevant to it.

5.3.
For the avoidance of doubt, a charter between a Participant and its Affiliate(s), or between Affiliates of a Participant, shall not be a Qualifying Charter, but the Responsible Participant shall provide the terms of the same to the Pool Manager to the same extent as provided in Clause 5.2 and no such charter shall be inconsistent with the terms of this Agreement or the Participating Charter, or materially restrict the commercial employment of a Pool Vessel in the Pool.

5.4.
Each Participant shall ensure, in relation to each Pool Vessel of which it is the Responsible Participant, that any mortgage or other security (including in relation to a Pool Vessel's earnings or insurances. etc) (a "Restricted Mortgage") is not inconsistent with the terms of this Agreement or the Participating Charter and does not materially restrict the commercial employment of the Pool Vessel in the Pool (except to the extent usual in ship finance transactions) and shall provide the Pool Manager with details of the Restricted Mortgage sufficient to enable it to observe the terms of the same to the extent relevant to it.

6.	FIRST ON HIRE AND VESSELS CHARTERED BY PARTICIPANTS

6.1.	First On-Hire

6.1.1.
Initial Vessels and New Vessels shall first come On Hire from the date and time each becomes a Pool Vessel in accordance with Clause 3.4, provided the Initial Vessel or New Vessel has completed at least 1 full SIRE inspection during cargo operations and is acceptable to at least two major oil companies, without any limitations or qualifications, (cfr. clause 51 of the Participating Charter).

	6.1.2.	The Pool Manager has the right to waive the above requirement at its discretion.

6.1.3.
Each Participant is required to provide sufficient evidence to the satisfaction of the Pool Manager that each Pool Vessel for which it is the Responsible Participant complies with the requirements of Clause 6.1.1.

6.2	Vetting

The Pool Manager shall have the option to communicate directly with the vetting department of all major oil companies in relation to the Pool Vessels on any vetting or vessel acceptance issue relevant thereto, always keeping the Owner’s management in copy of all such communication. Responsible Participants and/or their managers will provide the Pool Manager with written authorization to communicate with all the major oil companies' vetting departments on any vetting or vessel acceptance issue for each Pool Vessel.  The Pool Manager shall not have the authority to incur any additional expense for the relevant Owner. All issues requiring corrective action shall be dealt with by such Owner.

The Responsible Participant will, in relation to each Pool Vessel, provide a complete status of major oil company acceptances for the same in a format provided by the Pool Manager within the first five business days of each month.

7.	NOTIFICATION OF NEW POOL VESSELS

7.1.	Specification of date of commencement

No later than the date when a Qualifying Vessel becomes a Required Vessel, the relevant Responsible Participant shall notify the Pool Manager in writing ("Proposal Notice") specifying the date on which the relevant Qualifying Vessel is expected to become a Pool Vessel under Clause 3.4.

7.2.	Information concerning a proposed New Vessel

A proposing Participant shall provide the Pool Manager in a timely manner with all such information and documents as the Pool Manager shall reasonably require to enable it to commercially manage and market a New Vessel.

7.3.	Conditions of entry

The Responsible Participant shall, in respect of each New Vessel, supply the required vetting approvals, cfr. Clause 3.5.2 and the OCIMF HVPQ to the Pool Manager required by Clause 4.1.2 before it becomes a Pool Vessel.

8.	INSURANCE

8.1.	The Participants insurance cover

Each Participant shall, in relation to all Pool Vessels for which it is the Responsible Participant, keep such Pool Vessels insured for its own account in accordance with standards consistent with prudent first class owners of Qualifying Vessels. Such insurances shall include Hull & Machinery, P & I, Excess Pollution Liability insurance in the maximum amount per incident as is then facilitated through members of the International Group of P & I Clubs, War Risk Insurance and, as applicable, extra War Risk Insurance.

The Pool Manager shall be co-insured under the Participants' insurance policies to the extent permitted by law and insurance company (P & I) rules without being jointly liable for calls or premiums. Each Participant shall provide the Pool Manager with confirmation of such co-insurance cover.

The benefit of the Participants' P&I insurance in respect of the Pool Vessels shall be extended to the Pool Manager and any agent or sub-agent of the Pool Manager (on the basis commonly referred to as "misdirected arrow" cover) to the extent such policies allow such extensions without payment of extra premium provided that such extension shall (i) be subject to the same limitation on recovery and (ii) shall be confined to those liabilities incurred by the Pool Manager and any agent or sub-agent of the Pool Manager for which the Participants would have been similarly held liable if a third party claim had been pursued against the relevant Participant. To the extent such extension shall be available only upon payment of extra premium, such premium shall be payable as a Pool Expense.

8.2.	The Pool Manager's insurance cover

The Pool Manager may take out any additional insurance cover in respect of the Pool Vessels in its own name with premiums for such additional insurance to be for the account of the Pool. Such additional insurance may include, but shall not be limited to, professional indemnity, P&L freight, demurrage and defense, charterers' liability, loss of bunkers, freight insurance, loss of hire / loss of earnings. The Pool Manager will submit a request for such additional insurance cover to the Participants, whose consent to the request shall not unduly be withheld. The Pool Manager will provide relevant documentation upon request from the Participants.

9	ADDITIONAL POLLUTION LIABILITY INSURANCE

9.1.	Each Participant shall provide a COFR at its own expense for calls into the United States.

9.2.
Any additional insurance premium or insurance cost in respect of pollution liability, which are charged on a per call basis and are not covered by Worldscale, shall be rebilled directly to the charterer of a Pool Vessel which incurs the same, always in accordance with Clause 59 of the Participating Charter.

10.	TECHNICAL MANAGEMENT

Each Participant shall be fully responsible for the technical management of its Pool Vessel(s). Technical management shall include (but not be limited to) all matters relating to seaworthiness, master, officers and crew, crew administration, victualling, maintenance, drydockings and repairs of the Pool Vessels for which the Participant is the Responsible Owner, provision of lube oils, stores and spare parts required for operation of the Pool Vessel, compliance with class requirements and compliance with requirements from other relevant authorities.

11.	AGENCY

11.1.
The Pool Manager shall have sole authority to fix employment of the Pool Vessels from the Commencement Date and the Participants shall not, in any manner, withdraw or derogate from such authority. If a Pool Vessel is Off Hire for vetting or any other reason, the Pool Manager shall still have authority to fix the same.

11.2.
Subject to the terms of this Agreement, the Pool Manager shall have authority to commit each Pool Vessel to any Transportation Contract or COA (not exceeding 12 months in duration) which is consistent with the terms of the documents referred to in Clause 4.1 applying to that Pool Vessel.

11.3.
The Pool Manager shall enter into each Transportation Contract as agent only. The principal who shall be disclosed shall be the Responsible Participant for the Pool Vessel(s) which are the subject of such Transportation Contract.

11.4.	The Pool Manager shall enter into COAs as principal.

12.	COMMERCIAL MANAGEMENT

12.1.	The Pool Manager's position

The Pool Manager shall manage the Pool.

12.2.	The Pool Manager's services

The services to be provided by the Pool Manager include, but are not limited to the following:

	12.2.1.	marketing of the services of the Pool Vessels including market research, trade forecasting and market planning;

12.2.2.
drawing up and handling the performance of Transportation Contracts and COAs (not exceeding 12 months in duration), issuing instructions to masters, scheduling the Pool Vessels, allocation of cargo space, arrangement of agencies, tugs, lighterage, bunkers, cargo and freight insurance (if and when required) and all other matters relating to the commercial operation of the Pool Vessels.;

	12.2.3.	the payment and collection of the expenses and revenues relating to the commercial operation of the Pool Vessels;

	12.2.4.	the budgeting, accounting and reporting relating to the commercial operation of the Pool Vessels; and

	12.2.5.	the coordination of the handling of any post fixture claims.

12.3.	Subcontractors

The Pool Manager may appoint a subcontractor or subcontractors (each a "Subcontractor") for the purpose of performing parts of its obligations hereunder. Such Subcontractor will, thereafter, perform certain day to day operations, bookkeeping and/or other matters for and on behalf of the Pool Manager. The Pool Manager will advise the Participants of such appointment and will provide for time to receive Participants' remarks. When a Subcontractor is a subsidiary of the Pool Manager, such notice shall not be required.

12.4.	Ancillary Contracts

The Pool Manager may, for its own risk and account, enter into any contracts required for the operation, promotion and marketing of the Pool.

12.5.	Management Fee and Commission

The Pool Manager shall be entitled to a management fee of USD 275 per day per Pool Vessel, including any Off Hire periods and a commission of 1.25% on all gross freights paid in respect of the Pool Vessels as consideration for its services as manager of the Pool. The management fee shall be charged to the Pool by the Pool Manager monthly in advance. The commission will be deducted by the Pool Manager when gross freights are collected.

12.6.	Claims and Deductions

	12.6.1.	Claims under any Transportation Contract for which a Pool Vessel has been nominated shall be handled by the Responsible Participant in conjunction with the Pool Manager.

12.6.2.
In the event that a charterer makes a deduction (a "Deduction") from freight (or any other sum due in respect of a Transportation Contract or COA), then the Pool Manager may request from the Responsible Participant for the relevant Pool Vessel all details of the claim in respect of which the Deduction is made. If the Deduction is caused by the breach by the Responsible Participant for the relevant Pool Vessel of the Participating Charter or of this Agreement, or otherwise by its negligence ("Participants Default"), then the amount of the Deduction (or such lesser proportion of it as is attributable to the Participant's Default)

(i) shall be deducted from the Responsible Participant's entitlement to Hire; and

(ii) shall be deemed to have been received for the purposes of calculating Pool Gross Income.

Any amount which is deducted under (i) shall be refunded to the Participant out of any subsequent recovery of the Deduction (and the balance of the recovery shall be Pool Gross Income).

	12.6.3.	For the avoidance of doubt, a Participant shall not be obliged to compensate the Pool for any sums which are unpaid by any party to a Transportation Contract in breach of contract.

12.6.4.
The Pool Manager, in consultation with the Responsible Participant, shall be entitled to sue in the name of the Responsible Participant(s) who is/are party to a Transportation Contract, any other party to that Transportation Contract to recover any Pool Gross Income unless the Responsible Participant pays to the Pool Manager the amount of Pool Gross Income claimed.

13.	INDEMNITY, LIABILITY AND SECURITY

13.1.
If a claim (a "Relevant Claim") is made against a Participant (the "Indemnified Party") or its Affiliate, or any seizure, distraint, arrest, detention, attachment or the like ("Arrest") effected in respect of property owned, controlled or possessed by the Indemnified Party or its Affiliate by reason of a claim against another Participant (the "Indemnifying Party") or its Affiliate, or in respect of any Property owned, controlled or possessed by the Indemnifying Party or its Affiliate, then:

13.1.1.
the Indemnifying Party shall indemnify and hold harmless the Indemnified Party and its Affiliate against the Relevant Claim and the Arrest, and all costs, losses, liabilities and expenses (including legal expenses) arising therefrom; and

	13.1.2.	without limitation to the foregoing provide security to ensure that any Arrest is lifted or discharged, etc. as soon as possible.

13.2.
If a Pool Vessel is subject to an arrest, as per Clause 47 of the Participating Charter, the days lost to the Pool by such arrest shall be days Off Hire for that Pool Vessel and any revenue lost and the amount of all other costs, losses and expenses suffered by the Pool Manager (excluding any damage to reputation or loss of contracts not yet entered into) shall be deducted from the Hire due to the Indemnifying Party on the same terms (mutatis mutandis) as set out in Clause 12.6.2.

13.3.
Each Participant shall and does hereby indemnify the Pool Manager in respect of any increased expense or reduced income or claim of whatsoever nature arising from a breach of this Agreement, the Participating Charter, or any other misdescription of a Controlled Vessel, its performance or position, or any technical breakdown or non-performance of such Controlled Vessel or its crew or managers. Any such indemnity shall not be a Pool Expense.

13.4.
Each Participant shall be liable for its own performance under this Agreement and each relevant Participating Charter, but (for the avoidance of doubt) shall not be jointly or severally liable with any other Participant or for the obligations of any other Participant.

14.	CALCULATION OF POOL NET REVENUE, POOL GROSS REVENUE AND POOL EXPENSES

14.1.	Calculation of Pool Net Revenue

Pool Net Revenue in respect of all Pool Vessels in any one Pool Year shall equal Pool Gross Revenue as described in Clause 14.1.1 below less Pool Expenses, as described in Clause 14.1.2 below.

14.1.1.	Pool Gross Revenue comprises:

	(i)	each Pool Vessel's total voyage income (including without limitation freight and demurrage);

	(ii)	hire received for Pool Vessels fixed on time charters;

	(iii)	the Pool Manager's share of any salvage money received in respect of Pool Vessels;

	(iv)	any income of the Pool Manager derived from currency exchange;

	(v)	interest earned by the Pool Manager;

	(vi)	insurance money paid out under policies taken out by the Pool Manager in its capacity as manager of the Pool; and

	(vii)	all income of any nature due to the Pool Manager arising out of the operation of or in any way connected to the Pool Vessels and the operations under this Pool Agreement.

Any expenses payable by the charterer under a Transportation Contract or COA shall be treated as income and deducted under Clause 14.1.2 below as Pool Expenses.

14.1.2.	Pool Expenses comprise:

(i)
each Pool Vessel's total voyage expenses payable by Owners under the applicable Transportation Contract or COA including, without limitation, agent, tug and port expenses, loading and discharging costs, wharfage, brokerage commission, bunkers, canal fees, Marpol tax, OPA 90 costs (where recoverable under Worldscale) and additional War Risk premiums;

	(ii)	any liabilities or damages payable by the Pool Manager in respect of any Pool Vessel to any contractual counterparty;

(iii)
all other expenses or amounts payable by the Pool Manager in connection with the operation of the Pool Vessels or incurred in connection with its performance of the business of the Pool, excluding general and administrative expenses related to services performed by the Pool Manager or its affiliates, including but not limited to AMS customs charges, Port Captaincy where required by the Participating Charter or the custom of the trade ($550 /day), stand by contractors, OPA 90 (AMPD), environmental waste disposal fees when Compulsory, 50% of bunker testing program (50% shall be for the account of the Responsible Participant) and cost for remarking of a Pool Vessel's deadweight or other remeasurement when required by the Pool Manager;

	(iv)	legal and any reasonable third party consulting fees incurred directly by the Pool Manager with respect to the business of the Pool;

	(v)	all other costs relating to the Pool ;

(vi) claims relating to COAs where no Pool Vessels have been nominated; and

(vii) any claims or deductions (or any parts thereof) which cannot be deducted from a Participant's entitlement to Hire under this Agreement.

	14.1.3	Participant's costs shall include:

All other expenses relating to the Pool Vessels including but not limited to all husbandry expenses (launch service, stores, spares, crew changes, fresh water, etc.), environmental compliance, non compulsory (bilge water, sludge, sewage, garbage, etc.) costs, Loss of Hire insurance costs (if not accepted by voyage charterers), ENOA costs, COFR costs and vetting and customer compliance costs shall be for the Responsible Participant’s account.

14.2.	Adjustment of Pool Net Revenue

Pool Net Revenue shall be adjusted taking account of and providing for the following:

(i) results of Pool Vessel voyages not yet completed;

(ii) amounts of freight and hire earned by Pool Vessels but not yet received;

(iii)
apportionment of prepaid expense not included in voyage expenses referred to in 14.1.2 (i) above and of expenses paid after the period of accounts and attributable in whole or on part to the year of accounts;

(iv) retentions to cover claims in progress; and

(v) adequate provisions for the outstanding or contingent obligations and liabilities of the Pool.

15.	HIRE/WORKING CAPITAL

15.1.	Distribution key

The Distribution Key for the Initial Vessels is attached as Schedule D hereto.

15.2.	Determination of Distribution keys

The Distribution Key for a New Vessel shall be determined by the Pool Manager, and such Distribution Key will be advised to the Participants, always consistent with principles for the allocation of the Distribution Keys in Schedule D.

15.3.	Review of the Distribution Key

In addition to the ongoing review conducted by the Pool Manager, the voyage results and performance of all Pool Vessels shall be made available for review to the Participants at the Participant's Meetings (Clause 19.1).

15.4.	Calculation of Hire

	15.4.1.	In respect of each Pool Vessel for which it is the Responsible Participant, a Participant shall be entitled to receive Hire calculated as follows:

XxY/Z

Where:

X = Pool Net Revenue

Y = Key Entitlement for the Pool Vessel

Z = the sum of Key Entitlements for all Pool Vessels.

The "Key Entitlement" for a Pool Vessel is the total figure obtained by taking each Distribution Key applicable to the Pool Vessels in the Period and multiplying it by the number of days on which that Distribution Key applied and on which the Pool Vessel was On Hire in the Period, and summing the results of such calculations.

The "Period" is the period from commencement of the Pool Year until the end of the calendar month in respect of which the calculation is made, or the Pool Year, as the case may be;

15.5.	Payment of Hire

15.5.1.
Hire shall be calculated in accordance with Clause 15.4 to the end of each calendar month in respect only of Pool Gross Revenue actually received in that month, adjusted to take account of payments of Hire made in previous calendar months in respect of the same Pool Year and shall be paid within 20 days after the end of each calendar month.

15.5.2.
A final distribution of Hire (the "Final Distribution") shall be calculated in respect of each Pool Year on the basis of the audited annual accounts of the Pool Manager. The entitlement of a Participant to receive a Final Distribution shall be adjusted to take account of payments of Hire made under Clause 15.5.1 in respect of the same Pool Year. The balance shall be settled in cash not later than two months after the end of the relevant Pool Year.

15.5.3.
If any calculation under Clauses 15.5.1 and 15.5.2  shall result in a negative amount being due to a Participant it shall pay such amount to the Pool Manager within five (5) days after demand or set off such amount against current entitlement to the Final Distribution.

	15.5.4.	All payments of Hire by the Pool Manager or demands under Clause 15.5.3 shall be accompanied by a detailed calculation of such payment or demand.

15.6.	Working Capital / Contribution to Operational Losses

	15.6.1.	Working Capital shall be paid in by each Participant as follows:

	(i)	USD 200,000 shall be paid to the Pool Manager in respect of each Pool Vessel on the date it becomes a Pool Vessel, which amount the Pool Manager may adjust to take into account the actual quantity of bunkers on board each Pool Vessel at the time it enters the Pool; and

(ii)
as required by the Pool Manager subject to such request being provided to the Participants as soon as possible after the circulation of the accounts for a Pool Year under  Clause 17.2.2 and either increased or decreased accordingly. During each Pool Year the Pool Manager shall limit Distributions to ensure that sufficient Working Capital is maintained.

15.6.2.
If the aggregate Working Capital supplied by a Participant in respect of the Pool Vessels for which it is the Responsible Participant exceeds the aggregate it is required to contribute, taking into account any credit to which it is entitled under Clause 18.1 it shall be entitled to be repaid the excess.

15.6.3.
Working Capital contributions made shall be repaid without any interest in respect of each Pool Vessel not later than six months after the date it ceases to be a Pool Vessel. Bunkers on board the Pool Vessel at the time it ceases to be a Pool Vessel shall be credited against such repayment at the actual invoice price of the bunkers.

15.6.4.
If operating losses occur (i.e., Pool Expenses exceeding Pool Gross Revenue), the Pool Manager shall allocate such operating losses between Participants in accordance with their number of Pool Vessels based on the Distribution Key.

15.6.5.
Participants shall make contributions to any operating loss or to Working Capital within seven (7) days from receipt of a demand from the Pool Manager. Delayed payments shall be subject to interest of one month LIBOR + 3%.

16.	ON AND OFF HIRE AND VETTING

16.1.	A Pool Vessel shall come On Hire for the first time at the time specified in Clause 6.1. Otherwise, it shall be On Hire at all times when not Off Hire.

16.2.	A Pool Vessel shall be Off Hire for the purpose of this Agreement if:

	16.2.1.	it is off hire under the terms of the relevant Participating Charter (for the avoidance of doubt, the Pool Manager has the rights of a charterer thereunder to put the relevant Pool Vessel Off Hire);

	16.2.2.	it is not in the condition required by Clause 3.5.1;

16.2.3.
there are not in force vetting approvals as required under Clause 51 of the Participating Charter. This shall not be the case where obtaining a vetting approval shall have been impossible due to the trading pattern or due to unavailability of inspectors or any other reason beyond the control of the Responsible Participant, provided such Responsible Participant has exercised reasonable efforts to ensure the availability of such inspection of the Pool Vessel; or

16.2.4.
it is in any other respect materially not in compliance with this Agreement, always provided that, if a Pool Vessel is Off Hire under Clause 16.2.3, the Pool Manager shall have the option to keep the Pool Vessel On Hire, in which case it shall be treated as On Hire for the purposes of this Agreement and its earnings shall be treated as Pool Gross Income. If the Pool Manager does not keep the Pool Vessel On Hire, the Pool Vessel shall be Off Hire for the purposes of this Agreement, and its earnings (less fee and commission as per Clause 12.5) shall be credited directly to the Responsible Participant.

16.3.	Whether or not a Pool Vessel is Off Hire shall be determined by the Pool Manager in its reasonable judgment.

17.	FINANCIAL STATEMENTS/ACCOUNTS, AUDIT AND REIMBURSEMENT OF POOL EXPENSES

17.1.	Financial Statements

The Pool Manager shall prepare and submit unaudited Financial Statements to the Participants.

17.2.	Statements of Account

17.2.1.
The Pool Manager shall, within 20 days of the end of each month, prepare monthly provisional statements of the Pool Gross Revenues, Pool Expenses and Pool Net Revenue for that month and accumulated from the beginning of the relevant Pool Year and up to the end of that month.

17.2.2.
After the end of each Pool Year, the Pool Manager shall, within 45 days, submit to the Participant's final accounts. At the end of any twelve month Pool Year, a Participant may request the Pool Manager to provide it and the other Participants with audited accounts duly certified by the auditors appointed by the Pool Manager for such Pool Year. The cost of such audit shall be for the Pool Manager's account.

17.3.	Voyage estimates and results

The Pool Manager shall keep a full ship management voyage estimate and results system and double entry bookkeeping records and accounts for all receipts and expenses. All accounts shall be kept in U S Dollars. The Pool Manager shall maintain a system of internal controls designed to provide reasonable assurance that transactions are properly executed and sufficient to meet the requirements of an independent audit performed in accordance with generally accepted auditing standards (GAAS).

17.4.	Access to Accounts

The Pool Manager will provide access to the Pool Accounts to any Participant upon request and any Participant, at its expense, may retain an independent auditor to conduct an audit of the Pool Accounts. Each Participant agrees to keep confidential any and all financial information received from the Pool Manager or by way of its own or its appointed independent auditor.

17.5.	Reimbursement

A Participant may present claims for reimbursement of Pool Expenses paid by it no more often than monthly, and the Pool Manager shall pay valid (and properly documented in accordance with this Clause) claims together with such Participant's next payment of Hire. The Pool Manager shall have the right to audit Pool expenses claimed by any Participant and to require original invoices and vouchers for all amounts claimed.

18.	CASH MANAGEMENT

18.1.
"Working Capital" means for the purposes of this Agreement, the expenses to be advanced prior to the receipt of freight in respect of each Pool Vessel. The Pool Manager shall ensure that the Working Capital is kept to a prudent minimum. This shall be in the form of cash or a credit for bunkers at the actual invoice price of such bunkers.

18.2.	All Pool Gross Income will be received into the Pool Manager's Account.

Each Participant shall direct that the counterparty under Transportation Contracts to which it is party pays all freight and other income due to the Participant thereunder to the Pool Manager and shall forthwith pay to the Pool Manager any amount paid to the Participant in error.

Funds in the Pool Manager's Account may only be paid to either a Participant as Hire or to the Pool Manager for reimbursement of expenses.

18.3.	All Pool Gross Income shall be received by the Pool Manager as trustee for the purpose of applying the same in accordance with this Agreement.

18.4.	All Working Capital will be received into and expenses paid from the Pool Manager's Account.

19.	PARTICIPANTS' MEETINGS

19.1.
A meeting of the Participants (a "Participant Meeting") shall be held semi-annually at the offices of the Pool Manager. Each Participant shall be entitled to appoint a representative to attend Participant Meetings. The Pool Manager will make available for discussion at the Participant Meeting any commercial or technical document, contract, account or charter relating to the Pool's business which any Participant wishes to see and/or discuss. In addition, the Pool Manager shall make available for review the voyage results and performance of all Pool Vessels in accordance with Clause 15.3.

19.2.
The Pool Manager shall give the Participants 30 days notice of the date of a Participant Meeting. Each Participant may, no later than 15 days prior to that date, put forward matters of the Pool to be discussed in the Participant Meeting. The Pool Manager will include all such matters in the agenda for the Participant Meeting, and distribute the same to the Participants about 7 days prior to the Participant Meeting.

20.	NEW PARTICIPANTS AND NEW POOL VESSELS

20.1.	No person shall, after the Commencement Date, be entitled to become, or be regarded as, a Participant unless and until such person shall:

20.1.1.
have entered into an accession agreement in the form set out in Schedule E (the “Accession Agreement”), and each Participant hereby authorizes the Pool Manager to execute the Accession Agreement on its behalf;

20.1.2.
in relation to any Qualifying Vessel which it proposes to enter as a Pool Vessel, have agreed (in such manner as the Pool Manager shall reasonably require) to any amendments required to the Participating Charter in respect of such prospective Pool Vessel; and

20.1.3.
have contributed an amount of Working Capital reasonably determined by the Pool Manager in accordance with Clause 15.8. provided that with respect to any Qualifying Vessel acquired after the date hereof by such Joining Participant (as defined in the Accession Agreement), the consent of all Participants shall also be required if such Joining Participant raised funds for such vessel in the German equity markets.

21.	WITHDRAWAL

21.	Withdrawal of a Pool Vessel

21.1.1.
A Participant may only withdraw a Pool Vessel from the Pool or terminate a Qualifying Charter before its contractual expiry date in accordance with this Clause. For the purpose of this clause "terminating a Qualifying Charter before its contractual expiry date" shall include exercising any option to terminate early.

	21.1.2.	A Participant shall withdraw a Pool Vessel:

(i)
in the case of a sale of the Pool Vessel or in the case of an Affiliate which is the owner of the Pool Vessel ceasing to be an Affiliate (other than, in either case, in circumstances where the Pool Vessel in question remains a Required Vessel); or

		(ii)	for service under a time or demise charter exceeding one (1) year unless all Participants unanimously agree to allow such vessel to remain in the Pool; or

		(iii)	by terminating the relevant Qualifying Charter before its contractual expiry date,

provided that, in any such case, written notice of withdrawal shall be given to the Pool Manager with a copy to the other Participants no less than 30 days prior to the expiration of the Pool Vessel's then current commitment. If the Pool Vessel's then current commitment exceeds one voyage, then notice may be given to have effect on conclusion of the voyage then being performed, provided that the Participant who is withdrawing a Pool Vessel can provide a Substitute Vessel and further provided that the charterer, if any, accepts such substitution.

21.2.	Withdrawal of a Participant

A Participant (a "Withdrawing Participant") may withdraw from the Pool upon written notice to the Pool Manager with a copy to the other Participants. This shall have the effect to withdraw all the Pool Vessels for which it is the Responsible Participant, the date of withdrawal (to be determined for each Pool Vessel individually) to be as follows:

		(i)	30 days after delivery of the withdrawal notice; or

		(ii)	on expiry of the relevant Pool Vessels' then current commitments;

whichever is the latest.

21.3.	Withdrawing of Vessels

If the Pool Manager determines that one or more Pool Vessels due to be withdrawn under Clauses 21.1 or 21.2 (a "Withdrawing Vessel") are required to enable the Pool to perform its contractual obligations under COAs, or, in the sole discretion of the Pool Manager, it is determined that the withdrawal of the Withdrawing Vessel would impose an unfair burden on the remaining Participants, then, and in that event only, the Participant must from the time of its/their withdrawal either supply one or more Substitute Vessels or, if it does not provide a Substitute Vessel or Vessels, pay compensation to enable the Pool Manager to charter suitable vessels, in either case for such period as may reasonably be required for the Pool to perform its obligations under the relevant COA(s) and other Transportation Contracts.

21.4.	Compensation

The Pool Manager shall not make any determination under Clause 21.3 until 15 days after the notice under Clauses 21.1 or 21.2 has been delivered to it. In making such determination, it shall take into account all notices served under Clauses 21.1 or 21.2 before the time it makes its determination and shall, to the extent possible, act reasonably to allocate the burden of Clause 21.3 between Participants who have served notices under Clauses 21.1 or 21.2.

21.5.	No further COAS

Following service of notices under Clauses 21.1 or 21.2, no further COAs shall be taken on by the Pool Manager which would be reliant upon the service in the Pool of the Withdrawing Vessels.

21.6.	Constructive / Total loss of a Pool Vessel

A Pool Vessel which becomes an actual or constructive total loss is deemed to be withdrawn from the Pool with effect from the time of such loss or, if this unknown, at the time the Pool Vessel was last heard from. The Responsible Participant shall not be obligated to provide a Substitute Vessel or pay compensation to the Pool in such circumstances.

21.7.	Redelivery

The actual time and range of place of redelivery shall be decided and notified by the Pool Manager at its discretion as early as practicable within the last month before expiry of a notice period. Redelivery shall take place at the last port of discharge from dropping last outward sea pilot.

21.8.	Incremental withdrawal

A Participant shall cease to be a Participant when it ceases to be the Responsible Participant for any Pool Vessel provided it does so in accordance with this Agreement.

21.9.	Continued Financing obligations

A Withdrawing Participant or a Participant who withdraws a Pool Vessel under Clause 21.1 shall be required to leave US$200,000 of Working Capital per Withdrawing Vessel with the Pool Manager for six months following its withdrawal to cover contingencies. Not later than six months after such withdrawal, the Pool Manager will pay the balance of such Working Capital to the Withdrawing Participant or the Participant, as the case may be.

22.	WINDING UP OF THE POOL

22.1.	The Pool shall wind itself up if the Participants unanimously agree to this effect or the Pool Manager, on not less than 180 days written notice to the Participants, elects to cease managing the Pool.

22.2.	If the Pool decides to wind its activities up:

	22.2.1.	the Pool Manager shall not enter into any further Transportation Contracts or COAs;

22.2.2.
no further withdrawals of Pool Vessels by notice shall be permitted, but each Pool Vessel shall cease to be a Pool Vessel when it is no longer is required to perform a Transportation Contract or COA (as the Pool Manager shall reasonably determine);

	22.2.3.	the Participants shall not be required to enter any further Qualifying Vessels in the Pool;

	22.2.4.	the Participants shall be released from further performance of Clause 26; and

	22.2.5.	when all Transportation Contracts and COAs have been performed, this Agreement shall terminate (without prejudice to any rights accrued before termination).

23.	DEFAULT

23.1.	If any Participant

23.1.1.
is adjudged bankrupt or insolvent, is ordered to be wound up, enters into voluntary winding up, or has a bona fide petition presented for its winding up which is not withdrawn within 45 days (or, in each case, the equivalent in any relevant jurisdiction);

	23.1.2.	suffers the appointment of a receiver, manager. administrator (or, in each case, the equivalent in any relevant jurisdiction) over all or a substantial proportion of its assets.

	23.1.3.	requests or enters into any composition or arrangement with its creditors;

	23.1.4.	fails to pay within 28 days after written demand, any sum in excess of USD 10,000 which may be due from it under this Agreement (including any Participating Charter);

	23.1.5.	commits any material breach of its obligations under this Agreement (including any Participating Charter) which is not rectified within 28 days after written notice given by any other Participant;

	23.1.6	acts in a manner which is contrary to the best interests of the Pool and its Participants; or

23.1.6.
suffers the loss of Control of a Pool Vessel and is unable to or fails to withdraw such Pool Vessel from the Pool in accordance with the terms of this Agreement, provided that when such Participant regains Control of such Pool Vessel it shall cause that the Pool Vessel to be re-entered into the Pool;

then, that Participant (the "Defaulting Participant") shall cease to be a Participant.

23.2.	A Defaulting Participant:

23.2.1.
shall keep the Pool Vessels for which it is the Responsible Participant entered in the Pool on the terms of this Agreement and the relevant Participating Charter, and shall continue to perform this Agreement in relation to such Pool Vessels for as long as the Pool Manager determines (in the case of each Pool Vessel) is necessary or desirable to fulfil existing commitments;

	23.2.2.	shall be entitled to receive Hire in respect of such Pool Vessels as if it were a Participant; and

	23.2.3.	shall otherwise have no further rights or obligations under this Agreement without prejudice to any liabilities accrued before it ceased to be a Participant.

24.	RIGHTS ON TERMINATION AND WITHDRAWAL

24.1.
Any termination of a Participants' participation in the Pool and any withdrawal of a Pool Vessel from the Pool, whether at the initiative of the Responsible Participant or the Pool Manager or the other Participants or on total loss of that Pool Vessel, shall be without prejudice to all rights and obligations of the other Parties up to the effective date of such termination or withdrawal or to any rights and obligations which survive such termination or withdrawal in accordance with this Pool Agreement, including payment of Hire and any post withdrawal payments due the Pool Manager under Clauses 21.1 and 21.2.

25.	FORCE MAJEURE CLAUSE

25.1.
No Party shall be under any liability of any kind or nature whatsoever in the event that it should fail to perform any services or obligations hereunder if any such failure is directly or indirectly caused by war, war like activities, government orders supervening illegality, any labour shortage, labor trouble, strike, lock-out, any shortage of material, act of God, Peril of the Sea or any other cause whatsoever beyond the control of such party.

26.	COMPETITION

(INTENTIONALLY DELETED)

27.	CONFIDENTIALITY

Each of the Parties agrees to keep confidential and not to disclose to any third party or exploit any secret or confidence or other confidential or financial information concerning any other Party or the business or the financial results or affairs of the Pool. This obligation shall continue during the terms of this Agreement and after its termination howsoever occurring, but shall cease to apply to any information which may come into the public domain (otherwise than through the default of any of the Parties hereto), or to any information which a Party becomes compelled to disclose.

28.	ASSIGNMENT

A Party may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of all the other Parties.

29.	NOTICES

Notices to Parties may be given by sending them to the respective telefax numbers or email addresses below marked for the attention of the person indicated

Gemini Tankers LLC Attn. Sanjay Sukrani Metro Center, One Station Place Stamford, CT 06902 Tel: +1 203-602-6700 Fax: +1 203-602-6791

Teekay Chartering Ltd. Attn. Bruce Chan c/o Teekay Shipping Canada Ltd Suite 2000 Bentall 5 550 Burrard St Vancouver, B.C. V6C 2K2 Canada

Tel: +1 (604) 683 3529
Fax:+1 (604) 609 6445
Email: bruce.chan@teekay.com

Koenig & Cie. GMBH & Co.,

Attn. Tobias Koenig
Valentinskamp 18,
20354 Hamburg,
Germany
Tel: +49 40 3697570
Fax: +49 40 36975720
Email: tkoenig@emissionshaus.com

Hyundai Merchant Marine (EUROPE) LTD.

Attn: Mr Shin 4th floor City Reach 5 Greenwich View Place Millharbour London. E14, 9NN UK Mr Shin

Phone: 44 20 7477 7210 Fax: 44 20 7477 7240 Email: s7shg@hmm21.com

Frontline Chartering Services Inc

Att: Mr. Jens Martin Jensen Par-la-Ville Place 14 Par-la-Ville Road P.O.Box HM 1593 Hamilton HM08 Bermuda Tel: +65 98 17 52 40 E-mail: j.m.jensen@frontmgt.com.sg

30.	ARBITRATION

Any dispute relating to or arising out of this Agreement shall be decided by arbitration in London subject to the rules of the London Maritime Arbitrators Association. The arbitral tribunal shall consist of three arbitrators. In the event that the dispute is between two Parties only then each such Party shall appoint one arbitrator and the third arbitrator shall be appointed by the two so appointed.

In the event that there are more than two Parties involved in the arbitration, then all three arbitrators shall be appointed by agreement between the Parties so involved. In the event that such Parties cannot agree on the three arbitrators within 14 days of one Party giving notice to the other Parties to the dispute calling for arbitration, any Party to the dispute shall be entitled to apply to the President of the London Maritime Arbitrators Association who shall then appoint all three arbitrators.

31.	NO PARTNERSHIP

Nothing contained in this Agreement or in any other document relating to the Pool shall be construed as constituting a partnership between the Participants and the Pool Manager or any of them. The obligations of each Participant under this Agreement shall be owed to the Pool Manager alone and not to the other Participants, except in the case of the obligations under Clauses 13 and 27.

32.	GOVERNING LAW

This Agreement shall be governed by laws of England.

IN WITNESS WHEREOF the Parties have signed this restated on Agreement this 1st day of January 2009.

For and on behalf of
GEMINI TANKERS LLC
By Teekay Corporation, its sole member

________________________________
Roy Spires

For and on behalf of
TEEKAY CHARTERING LTD.
By TEEKAY CORPORATION, its sole member

________________________________
Roy Spires

For and on behalf of
KOENIG & Cie. GMBH & CO

________________________________

For and on behalf of
HYUNDAI MERCHANT MARINE (EUROPE) LTD.

________________________________

For and on behalf of
FRONTLINE CHARTERING SERVICES, INC.

________________________________
Erling Lind
attorney-in-fact